[Vyyo Inc. Logo]

October 18, 2007

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:          Vyyo Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 000-30189

Dear Mr. Spirgel:

Set forth below are Vyyo Inc.’s (the “Company”) responses to the comments raised in your third letter to the Company dated September 20, 2007 (the “September Comment Letter”). For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the September Comment Letter. Additionally, the text of each of the numbered comments in the September Comment Letter has been duplicated in bold type to precede each of the Company’s response.

Form 10-K for the year ended December 31 2006

Financial Statements and Notes

7. Acquisition of Xtend, page F-22

1.                                              We note you accounted for the acquisition of Xtend as an acquisition of net assets under SFAS 141. In this regard, tell us how you considered paragraph 6 of SFAS 141 (which requires that if the consideration given in an exchange transaction is not in the form of cash, measurement is based on the fair value of the consideration given or fair value of net assets acquired, whichever is more clearly evident and thus more reliably measurable) in determining the purchase price of Xtend.

Company’s Response:

The Company applied paragraph 6 of SFAS 141 in determining the purchase price of Xtend, as follows:

Xtend was a development stage enterprise at the time of the 2004 acquisition. Accordingly, it was difficult to estimate the purchase price based on the fair value of Xtend’s net assets. Therefore, the Company determined the purchase price by estimating the fair value of the non-cash consideration, which was paid through issuance of the Company’s shares. As the Company’s shares were traded on the Nasdaq Global Market, the fair value of such shares was more readily ascertainable given that the Company’s shares were publicly traded while Xtend was a private company. As disclosed in Note 4 to the Financial Statements of the Company on Form 10-K for the year ended December 31, 2004:

“As Xtend is a development stage enterprise that has not yet commenced its planned principal operations, the Company accounted for the Transaction as an acquisition of net assets pursuant to the provisions of SFAS 142 “Goodwill and Other Intangible Assets.”  Accordingly, the purchase price was allocated to the individual assets acquired and liabilities assumed, based on their relative fair values, and no goodwill was recorded.

The purchase price [as of June 30, 2004] consisted of:

Value of Vyyo’s shares *	$8,492
Non-competition cash payments	2,970
Other cash payments to option holders and employees	269
Acquisition direct costs	578
Total purchase price	$12,309

* This valuation is based on the Company’s average share price of $6.07, based on the average closing prices from May 13, 2004 to May 19, 2004 and including two trading days prior to and two trading days subsequent to the public announcement of the Transaction.”

The following table, which was not in the original disclosure in Note 4, has been included in this response to show the closing price of the Company’s common stock for the two trading days prior to the transaction and the two trading days after the transaction.

Date	Closing price
05/19/04	$6.35
05/18/04	$6.12
05/17/04	Transaction date
05/14/04	$5.77
05/13/04	$6.03

Average	$6.07

2.                                      We note your response to comment 2. It appears that the $6.5 million note issued to the seller at the date of the acquisition has value as it provides a below market guarantee of the purchase through the provisions of the note, and the guarantee appears to be within the scope of EITF 97-15. If so, the fair value of the note should be considered part of the purchase price of Xtend at the date of the acquisition. Please revise or advise us.

Company’s Response:

As evident by its name (and content) “Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination,” EITF 97-15 applies to business combinations that have contingent consideration based on security prices (as further detailed in the four examples in the EITF). The original contingent promissory note of $6.5 million did not have any contingencies based on security prices. Rather, the original note had contingencies based on the Company’s earnings, as detailed in our responses to the previous comment letters as well as our response to Comment 4a below. Therefore, the original note issued to the seller at the date of the acquisition does not fall within the scope of EITF 97-15 and does not provide a below-market guarantee of the purchase price.

The Staff may be referring in its comment to the amended note, which does have contingencies that are based on the price of the Company’s common stock. However, since the contingency related to stock price was included only in the amended note (and not the original note issued at the date of acquisition), the Company determined that the contingency was resolved (see our response to Comment 4 below) beyond reasonable doubt prior to the amendment. Accordingly, the Company did not assess the applicability of EITF 97-15 as it relates to the amended note, since the amended note was not considered contingent consideration at the time; rather it was considered a debt instrument.

3.                                      Explain to us how the $6.5 million note was negotiated in the purchase of Xtend, and what the note represented if it was not part of the purchase price. Please revise or advise us.

Company’s Response:

The original $6.5 million promissory note was negotiated by two independent parties in the course of an arms’ length negotiation. During these negotiations, the seller attempted to achieve a higher sales price for Xtend. In response, the Company proposed to give the seller the original $6.5 million promissory note since the Company did not expect that it would have to pay the note given its belief at the time of the acquisition that the stated milestones were achievable. At no time during the negotiation of the Xtend acquisition in 2004 did the Company anticipate that the original note would be amended, which subsequently occurred in December 2005.

4.                                      We note your response to comment 3. However, we continue to question your accounting for the gain of $2.53 million reported in the financial statements.

In light of your representation that the $6.5 promissory note is a contingent consideration for business combination in the Xtend transaction, and therefore had not been recorded on the acquisition date, we are unclear how the amendment of the note could be considered extinguishment of debt in your financial statements. Alternatively, if it is determined that the original promissory note should have been recorded as part of the purchase price after considering the guidance within paragraph 6 of SFAS 141 and EITF 97-15, we remain unclear how the amendment would meet the criteria within EITF 96-19 to be considered debt extinguishment and how your fair value calculation of the new debt complies with EITF 96-19. Please explain to us in detail. As part of your considerations, please also address the following additional comments.

Company’s Response:

The Company accounted for the original $6.5 million promissory note as contingent consideration at the time of its acquisition of Xtend and, accordingly, at that time did not record the promissory note as a liability. However, for each reporting period from the time of the Xtend acquisition (July 2004) to the time of the amendment of the $6.5 million promissory note (December 2005), the Company continued to examine whether the contingency was resolved beyond a reasonable doubt and whether it should be recorded as a liability. In the fourth quarter of 2005, and prior to the amendment of the note, the Company concluded that the outcome of the contingency was determinable beyond a reasonable doubt (SFAS 141 paragraph 26-27), and, therefore, recorded a liability of $6.5 million prior to amendment of the note. For more information related to the Company’s determination that the contingency was resolved, please see our response to Comment 4b in our correspondence dated May 31, 2007. Also, as previously noted, the Company recorded a liability of $6.5 million against goodwill of $6.5 million, which was immediately impaired.

Consistent with this approach, prior to the amendment in December 2005, the Company recorded a debt instrument of $6.5 million. GAAP does not provide clear guidance on the accounting treatment of an amendment of the terms of contingent consideration. Combined with this lack of guidance and due to the fact that at the time of the amendment the $6.5 million was no longer considered contingent consideration but a debt instrument (because of the certainty that it would be paid), the Company believes that the application of EITF 96-19 to the amendment of the note is the most appropriate accounting. In light of that, the Company examined the changes in the debt instrument in accordance with the provisions of EITF 96-19, as detailed below.

a.               Tell us in more detail the significant terms of the original and the new notes including, but not limited to, terms such as interest rate, maturity, payment terms, fees and penalties, forgiveness provisions in the event of financial difficulties, if any, etc.

Company’s Response:

Listed below is a table summarizing the significant terms of the original and the amended $6.5 million promissory note:

	Original Promissory Note	Amended Promissory Note

Principal amount	$6.5 million	$6.5 million
Maturity date	March 31, 2007	March 31, 2008
Interest rate	No interest	No interest
Cancellation provisions

Cancellation in the event that the Company’s Combined Revenue in the year ended December 31, 2006 equaled or exceeded (a) $60 million and (b) the Company’s consolidated gross margins equaled or exceeded 35%

“Combined Revenue” defined as the Company’s consolidated revenue derived from (a) all products sold, currently under development or to be developed by the Company and (b) the products now sold, currently under development or to be developed by Xtend, excluding in each case any revenue attributable to a target company that the Company may later acquire

Cancellation in the event that:

(a) the Company’s Combined Revenue in either the year ending December 31, 2006 or December 31, 2007 equals or exceeds $60 million and the Company’s consolidated gross margin equals or exceeds 35%; or

(b) beginning on the first day that the Company’s common stock closes at or above $18.00 per share and at any time thereafter, a sale by the holder of all of its Remaining Shares at an average sales price at or above $18.00 per share; or

(c) all of the Remaining Shares are included in a successfully concluded secondary offering (on Form S-3 or otherwise) at an offering price at or above $18.00 per share in which its holder either (i) sells all of the Remaining Shares or (ii) is provided an opportunity to sell all of such shares into such secondary offering and elects not to sell, provided that the successfully concluded offering included no fewer than the number of Remaining Shares; or

(d) the receipt by the holder of a bona fide offer for the purchase of all of the Remaining Shares at an average sales price at or above $18.00 per share.

“Remaining Shares” defined as those shares of the Company’s common stock received by the holder in connection with the Xtend acquisition.

“Bona fide” defined as a fully funded and unconditional offer for purchase by a buyer who has provable and sufficient financial resources to purchase all of the Remaining Shares for cash within a commercially reasonable period of time from the date of offer, not to exceed 30 days.

Acceleration of payment

In the event that the excess sum of the Company’s cash, cash equivalents and short-term investments, net of the sum of the Company’s long-term and short-term liabilities (exclusive of the Original Note) was less than $20,000,000 on December 31, 2005 or on June 30, 2006, the payment of the note would be accelerated and take place three month after default.

No acceleration provisions
Fees and penalties	No penalty provisions Upon breach, the Company must pay all costs and reasonable attorneys’ fees incurred by the holder in connection with the breach	No penalty provisions Upon breach, the Company must pay all costs and reasonable attorneys’ fees incurred by the holder in connection with the breach
Forgiveness provisions in the event of financial difficulties	None	None
Security	None

The Company delivered to the holder a $5 million, which will be cancelled if any time after June 30, 2006, for 45 consecutive trading days, all of the following conditions exist:

(a) the weighted average trading price of the Company’s common stock is equal to or higher than $18.00 per share; and

(b) the average daily trading volume of the Company’s common stock is higher than 150,000 shares per day; and

(c) the holder is lawfully able to sell publicly in one transaction or in a series of transactions, during such 45 consecutive trading days, all of its shares of the Company’s common stock without registration under the Securities Act of 1933, as amended.

b.               Clarify for us if the cancellation conditions (a), (b) and (c) of the note as described on page F-21 are “and” or “or” conditions for the purpose of cancellation.

Company’s Response:

The four cancellation conditions are in the alternative, whereby the occurrence of any one would cancel the note. For clarification purposes, the Company will add the word “or” after each cancellation condition in future filings.

c.               Tell us how you have applied the 10% percent test as prescribed under paragraphs 1-7 of EITF 96-19 in determining whether the modification of the note is substantial.

Company’s Response:

Once the Company concluded that this modification of debt was within the scope of EITF 96-19, the Company analyzed the modification in accordance with the guidance of EITF 96-19 paragraphs 1-7 to determine whether the modification of the note was substantial. An analysis of the modification of the note, as detailed in the response to Comment 4a above, shows that the most significant economic change resulting from the modification was the extension of the payment. As a result of the modification, the time of payment was changed from immediate payment on March 31, 2006 (three months following acceleration of the payment, as set forth in the table in our response to Common 4a entitled “Acceleration of payment”), which at that time was certain beyond any reasonable doubt, to payment at March 31, 2008, without any acceleration provisions. Additional changes in the contingencies, namely new cancellation provisions, were all in favor of the Company and would, if given value, cause the new debt instrument to be worth even less because of the possibility that it could be cancelled. Considering these facts as well as the appropriate discount rate to be used for the Company of between 7.5% to 15%, from the Company’s (the debtor’s) perspective, the modification of this debt instrument is substantial, since the present value of the cash flows under the terms of the new debt instrument is more then 10% different (lower in this case) from the present value of the cash flows under the terms of the original debt instrument.

Following is the guidance in EITF 96-19 paragraphs 1-7 and the Company’s analysis of its application to the modification of the $6.5 million note:

1.              The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

At the time of the amendment of the note, the Company neither paid to nor received from the holder any amounts, and the only cash outflow is the $6.5 million to be paid on March 31, 2008, bearing no interest.

2.             If the original debt instrument and/or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification is to be used to calculate the cash flows of the variable-rate instrument.

Not Applicable

3.             If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and nonexercise of the call or put.  The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

When the Company completed its analysis in December 2005, the original note was considered accelerated and payable immediately in accordance with its terms (to be paid on March 31, 2006). Accordingly, the original note at that point (time of amendment) did not contain call or put options. The amended note contains cancellation provisions. In comparing the cash flows under an assumption that a cancellation provision will be met and the debt completely cancelled, the result is a cash outflow of $0 (if the note is cancelled) compared to a cash outflow of $6.5 million (if the note is not cancelled). Since EITF 96-19 calls for considering cash flow assumptions which would generate the smaller change, this scenario (payment of $0) was not the basis for applying the 10% test. See below for the analysis of the 10% test under several options.

4.             If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

The original note did not have contingent payment terms and, thus, at the time of the amendment its payment was assured. The amended note has the cancellation provisions as described above in our response to Comment 4a. In addition, neither the original note nor the amended note bore any interest. The Company exercised its judgment in determining the appropriate cash flows by discounting the expected cash outflow from the amended note based on an interest rate of 10%, which is the estimated alternative interest rate the Company believes it would have received in similar borrowings from an independent third party at the time. In addition, the amended note has contingent payment terms, namely the cancellation provisions. Considering the contingent payment terms, the Company analyzed possible scenarios with estimated differing probabilities that payment would range between $0 and $6.5 million using interest rates between 7.5% to 15% (all discounted for two years). These differing scenarios resulted in present value of cash flows of between $0 to $5.6 million. All amounts in this range are more than 10% of a difference from $6.5 million cash outflow of the original debt which were to be paid shortly (within approximately 3 months of the amendment, on March 31, 2006).

5.             If the debt instrument contains an embedded conversion option, the change in the fair value of the embedded conversion option that results from a modification of the debt instrument, should be included in a manner that is similar to the manner in which a current period cash flow would be included.

Not Applicable

6.             The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

As noted above, the original note did not bear interest and was recorded for accounting purposes as debt immediately prior to the modification and was to be paid (based on the original terms) within a very short time (within approximately three months, on March 31, 2006). In this situation, the Company considered the effective interest rate to be used as its estimated alternative interest rate. For the purposes of the 10% test, the Company considered all annual rates of between 7.5% to 15%.

7.             If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago should be used to determine whether the current exchange or modification is substantially different.

Not Applicable

The Company’s Conclusion

After applying the guidance set forth above, the Company concluded that the original note and the amended note are substantially different. The present value of the cash flows set forth below clearly shows that the cash flow effect on a present value basis after implementing the guidance above is significantly more than 10%:

	Original debt	New debt
Present value of cashflows	$6.5 million Since the original note by its terms was payable at March 31, 2006, present value does not have a material impact.

$0 to $5.6 million

A sensitivity analysis would show that when changing the interest rate in the range of 7.5% to 15% and changing the assumptions as it relates to the amount of cash flow paid between $0 and $6.5 million (all discounted for two years), would result in present value of cash flows of between $0 to $5.6 million. All amounts within this range are more than 10% of a difference from $6.5 million.

d.               We do not understand the reasonable basis behind your probability weighted present value cash flow approach in calculating the fair value of the liability to be recorded under the guidance of EITF 96-19. Please revise or advise us.

Company’s Response:

EITF 96-19 provides guidance to determine whether an exchange or modification is considered substantial. This analysis is provided in our response to Comment 4c above.

EITF 96-19 also provides that if it is determined that the original and new debt instruments are substantially different, then the calculation used in accordance with the guidance in EITF 96-19 should not be used to determine the initial amount to be recorded for the new debt instrument or to determine the debt extinguishment gain or loss to be recognized. Instead, the new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. The calculation of fair value, which we described in our response to Comment 3 in our correspondence dated August 10, 2007, is the calculation used to determine the fair value for purposes of recording the initial liability. As explained in that response, the Company applied the framework of FASB Concepts Statement No. 7 to measure the fair value of this debt instrument.

The Company estimated the fair value of the debt instrument that had certain cancellation provisions, which depended primarily on revenue goals and prices of the Company’s common stock (as described in our response to Comment 4a). Based on the terms of the amended note, there were three likely scenarios concerning the payment of the amended note considered by the Company. The first scenario was that the note would be paid in full ($6.5 million), the second scenario was that the note would not be paid and the last scenario was that the holder of the note would receive only $5 million (the amount of the secured irrevocable letter of credit reflected in the amended note). The estimate of what probability would be assigned to each scenario was difficult and included significant judgment by management. Given this difficulty, the Company then prepared a sensitivity analysis, which considered other probabilities for each scenario that the Company believed were most reasonable to occur, and calculated the probability weighted present value for each scenario under assumptions within the ranges as follows:

Probability of payment of $6.5 million – ranging between 0% to 80%

Probability of payment of $5 million – ranging between 10% to 70%

Probability of payment of $0 – ranging between 10% to 30%

Interest rate – 10% (sensitivity analysis of interest rates between 7.5% to 15% does not result in a material difference to the results set forth below)

Period – two years

The results of the sensitivity analysis ranged between $2.9 million to $4.7 million, with an average of $3.8 million. The Company used the scenario which was very close to the average, which is the scenario with the probabilities as described in our response to Comment 3 in our correspondence dated August 10, 2007. This analysis confirmed the Company’s assessment that the value determined was reasonable and the impact of other possible scenarios were properly considered in the determination of the fair value of the note.

For clarification purposes, please see below the sensitivity analysis:

Probability of payment of $0

Probability of Payment of $5 million	10%	20%	30%
70%	$3,966,942	$3,429,752	$2,892,562
60%	4,090,909	3,553,719	3,016,529
50%	4,214,876	3,677,686	3,140,496
40%	4,338,843	3,801,653	3,264,463
30%	4,462,810	3,925,620	3,388,430
20%	4,586,777	4,049,587	3,512,397
10%	4,710,744	4,173,554	3,636,364

For example, the calculation assuming 10% probability of payment of $0, 70% probability of payment of $5 million and 20% probability of payment of $6.5 million is calculated as:

10%*(0) + 70%*(5,000,000/1.1^2) + 20%*(6,500,000/1.1^2) =	$3,966,942

5.                                      Refer to response to comment 4. We are still considering your position on this matter. Notwithstanding this fact, we believe that you should expand your disclosures to explain why the deferred tax assets related to the NOL in your Israel operations was not recorded. Your expanded disclosures should disclose that if a deferred tax asset was recorded, it would be offset by 100% of the valuation allowance. Also, disclose the amount of the deferred tax assets and the related valuation allowance that would have been recorded.

Company’s Response:

The Company will revise the disclosure in the applicable footnote in future filings to disclose a deferred tax asset of approximately $24 million at December 31, 2006, calculated at 25% (which is the applicable tax rate for the Israeli subsidiaries) of the NOL’s of the Israeli subsidiaries (approximately $96 million NOL’s as disclosed in Note 15 of the Company’s financial statements for the year ended December 31, 2006), against which a full valuation allowance will be recorded and disclosed since it is not more likely than not that these NOL’s will be utilized.

We look forward to your final decision on this matter.

Please feel free to call me at 678.282.8025 if you have any further questions or would like additional information regarding these matters.

Sincerely,

/s/ Robert Mills
Robert Mills
Chief Financial Officer

Cc:	Tashia L. Rivard, General Counsel
Rubi Suliman, PricewaterhouseCoopers, Tel-Aviv